SCHEDULE 13G

            Under the Securities Exchange Act of 1934

                        (Amendment No.    )

                 United Security Bancshares, Inc.
                        (Name of Issuer)

                          Common Stock
                 (Title of Class of Securities)

                          911459 10 5
                         (CUSIP Number)


Check the following box if a fee is being paid with this statement [ ]. (A fee is not required only if the filing person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7).

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).


CUSIP NO. 911459 10 5

1.   NAME OF REPORTING PERSON
     S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

     John C. Gordon

2.   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*

     (a)  [ ]
     (b)  [x]

3.   SEC USE ONLY

4.   CITIZENSHIP OR PLACE OF ORGANIZATION

     U.S.A.

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH

5.   SOLE VOTING POWER

     141,737

6.   SHARED VOTING POWER

     77,364

7.   SOLE DISPOSITIVE POWER

     141,737

8.   SHARED DISPOSITIVE POWER

     77,364

9.   AGGREGATE AMOUNT OF BENEFICIALLY OWNED BY EACH REPORTING
     PERSON

     219,101

10.  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN
     SHARES*

11.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9

     6.2%

12.  TYPE OF REPORTING PERSON*

     IN




                        USB SCHEDULE 13G


Item 1.

     (a)  Name of Issuer.

          United Security Bancshares, Inc.

     (b)  Address of Issuer's Principal Executive Offices.

          131 West Front Street
          Thomasville, Alabama  36784

Item 2.

     (a)  Name of Person Filing.

          Incorporated by reference to Item 1 of cover pages.

     (b)  Address of Principal Business Office, or if None,
          Residence.

          John C. Gordon
          100 Orange Hill Road
          Grove Hill, AL 36451

     (c)  Citizenship

          Incorporated by Reference from Item 4 of the Cover Pages.

     (d)  Title of Class of Securities

          Incorporated by Reference from Cover Page.

     (e)  CUSIP Number

          Incorporated by Reference from Cover Page.

Item 3.

     Not Applicable.

Item 4.

     (a)  Amount Beneficially Owned

          Incorporated by Reference from Item 9 of Cover Pages.

     (b)  Percent of Class

          Incorporated by Reference from Item 11 of Cover Pages.

     (c)  Number of Shares as to Which Such Person has:

              (i)   Sole Power to Vote or Direct the Vote.

                    Incorporated by Reference from Item 5 of Cover Pages.

             (ii)   Shared Power to Vote or to Direct the Vote.

                    Incorporated by Reference from Item 6 of Cover Pages.

            (iii)   Sole Power to Dispose or to Direct the Disposition of

                    Incorporated by Reference from Item 7 of Cover Pages.

             (iv)   Shared Power to Dispose or to Direct the Disposition of

                    Incorporated by Reference from Item 8 of Cover Pages.

Item 5.

     Ownership of Five Percent (5%) or Less of a Class.

     Not Applicable.

Item 6.

     Ownership of More than Five Percent (5%) on Behalf of Another
Person.

          Mr. Gordon shares ownership of 5,280 shares with his spouse. With respect to 72,084 shares owned by his mother, Vivian Gordon, Mr. Gordon shares voting power with his brother and sister pursuant to a power of attorney. With respect to 93,780 shares owned by his aunt, Inez Weizenhunt, Mr. Gordon has voting power pursuant to a power of attorney.

Item 7.

     Identification and Classification of the Subsidiary which Acquired the Security being Reported on by the Parent Holding
Company.

     Not Applicable.

Item 8.

     Identification and Classification of Members of the Group.

     Not Applicable.

Item 9.

     Notice of Dissolution of Group.

     Not Applicable.

Item 10.

     Certification.

     Not Applicable.

                            SIGNATURE


     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete, and correct.


                                        February 13, 1998
                                             Date


                                        /s/ John C. Gordon
                                            John C. Gordon